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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 Schedule 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 19)

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                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

                              ---------------------

                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

                              ---------------------

                              John F. Gaither, Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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The purpose of this amendment is to amend and supplement Items 3, 4(b), 7, and 8 and to add additional Exhibits to Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended, and to revise the Exhibit Index accordingly.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; ITEM 4. THE SOLICITATION OR RECOMMENDATION; ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Items 3, 4(b), and 7 are hereby amended and supplemented as follows:

         On July 1, 2005, NeighborCare and Omnicare entered into a Non-Disclosure Agreement, a copy of which is attached as Exhibit (a)(41) hereto and is incorporated herein by reference.

         On July 6, 2005, NeighborCare, Inc., Omnicare, Inc., and Nectarine Acquisition Corp. ("Merger Sub") executed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Omnicare will offer to purchase all of the outstanding shares of common stock of the Company at a price of $34.75 per share net to the seller in cash, without interest. The Merger Agreement further provides that, if the Offer is consummated and provided that certain other conditions are satisfied, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Omnicare. Pursuant to the terms of the Merger Agreement, Omnicare will amend its outstanding Offer by July 13, 2005 to reflect the terms of the Merger Agreement. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as Exhibit (a)(42) hereto and is incorporated herein by reference.

         On July 7, 2005, Omnicare and NeighborCare issued a press release regarding the execution of the Merger Agreement, the full text of which is filed as Exhibit (a)(37) hereto and is incorporated herein by reference, as well as letters to employees and customers, the full texts of which are filed, respectively, as Exhibit (a)(38) and (a)(39) hereto and are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

         Item 8 of Schedule 14D-9 is hereby amended by adding the following to the end of the paragraph entitled "Board Action Regarding Rights Agreement":

         At its meeting on July 6, 2005, the Board of Directors of the Company adopted an amendment to the Rights Agreement in order to render the Rights inapplicable to the execution of the Merger Agreement, the $34.75 Offer, the Merger and the other transactions contemplated by the Merger Agreement. A copy of Amendment No. 1 to the Rights Agreement is filed as Exhibit (a)(40) to this Amendment No. 19 filed with the Commission and is incorporated herein by reference.



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ITEM 9.               EXHIBITS.
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Exhibit No.           Description
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(a)(37)               Press Release, dated July 7, 2005

(a)(38)               Letter, dated July 7, 2005, to NeighborCare Employees

(a)(39)               Letter, dated July 7, 2005, to NeighborCare Customers

(a)(40)               Amendment No. 1 to the Rights Agreement

(a)(41) Non-Disclosure Agreement, dated July 1, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc. (Incorporated herein by reference to Exhibit (d)(1) to Amendment No. 33 to the Schedule TO filed by Omnicare, Inc. and Nectarine Acquisition Corp. on July 7, 2005)

(a)(42) Agreement and Plan of Merger, dated July 6, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc. (Incorporated herein by reference to Exhibit (a)(5)(A) to Amendment No. 33 to the Schedule TO filed by Omnicare, Inc. and Nectarine
                      Acquisition Corp. on July 7, 2005)

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                          NEIGHBORCARE, INC.

                                    By:/s/ John F. Gaither, Jr.
                                       -------------------------------------
                                       John F. Gaither, Jr.
                                       Senior Vice President,
                                       eneral Counsel and Secretary

                                    Dated: July 7, 2005



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


                                INDEX OF EXHIBITS

Exhibit No.           Description
----------            ----------------------------------------------------------

(a)(37)               Press Release, dated July 7, 2005

(a)(38)               Employee Letter, dated July 7, 2005

(a)(39)               Customer Letter, dated July 7, 2005

(a)(40)               Amendment No. 1 to the Rights Agreement

(a)(41) Non-Disclosure Agreement, dated July 1, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc. (Incorporated herein by reference to Exhibit (d)(1) to Amendment No. 33 to the Schedule TO filed by Omnicare, Inc. and Nectarine Acquisition Corp. on July 7, 2005)

(a)(42) Agreement and Plan of Merger, dated July 6, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc. (Incorporated herein by reference to Exhibit (a)(5)(A) to Amendment No. 33 to the Schedule TO filed by Omnicare, Inc. and Nectarine
                      Acquisition Corp. on July 7, 2005)

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